COMPANY LETTERHEAD

David Nikzad

President

Ei.Ventures, Inc.

1215 South Kihei Road, #424

Kihei, HI 96753

February 3, 2021

United States Securities and Exchange Commission 100 F St NE Division of Corporate Finance Office of Life Sciences Washington, DC 20549

Re:	Ei.Ventures, Inc.
Response to SEC Comments to Amendment No. 2 to Draft Offering Statement on
Form 1-A
Submitted January 11, 2021
CIK No.: 0001823182

To Whom it May Concern:

`             We acknowledge receipt of the comments in your letter dated January 22, 2021 regarding the Amendment No.2 to the Offering Statement of Ei.Ventures, Inc. (the “Company”), which we have set out below, together with our responses and attach a revised Offering Statement on Form 1-A.

Draft Offering Statement on Form 1-A Submitted January 11, 2021

Cover Page

1.	We note your response to prior comment 1 and re-issue in part. Your bylaws continue to contain a right of first refusal for transfers in favor of the Company. Please revise your offering circular as appropriate to disclose this provision, including on the cover page and in your risk factors.

Company Response:

The Company has modified its bylaws to remove restrictions that stockholders may not transfer their shares without the Company’s prior written consent. The Amended and Restated Bylaws have been filed as an exhibit to the Offering Statement.

2.	We note your response to prior comment 2 and re-issue. The cover page of your offering circular states that you are offering 11,600,928 shares at $4.31 per share. However, Part I of your preliminary offering circular indicates that you will offer up to a maximum of 15,297,568 shares at $3.20 per share. Please amend your document to ensure that the maximum shares offered and offering price per share are consistent across all parts of the offering statement.

U.S. Securities and Exchange Commission

Company Response:

The Company is offering 10,121,457 shares of Common Stock and the offering price is $4.94 per share. The Offering Statement has been modified throughout to be consistent.

3.	We note your response to prior comment 3 and re-issue the comment. Page F-3 of your offering circular (i.e. Parts II and III) shows that you have cash of $286,360. However, in the Financial Statements portion of Part I of your offering circular, you state that your cash and cash equivalents is $0. Please reconcile your disclosure.

Similarly, in Part I of your offering statement, you anticipate that the total offering price will be $50 million and that your estimated net proceeds are $42.5 million. However, the fees listed in Part I only add up to $226,500. Please update Part I of your offering statement to disclose all of the expenses that are planned to reduce the net proceeds from $50 million to $42.5 million.

Finally, page 3 of your offering circular continues to state that your common stock is not available for offer and sale to residents of every state. However, you state on page 85 that you are offering your common stock for sale in all states. Please reconcile your disclosure or advise.

Company Response:

We have corrected the amounts that the Company holds in cash and cash equivalents. We erroneously included the total offering expenses in calculating the estimated net proceeds in Part I and. have revised the number. The Company has modified the Offering Statement to note that the shares are available for sale in every state.

3.	We note your statement that you have assumed the full subscription of $16,070,000 for current offerings of simple agreements for future equity (SAFEs). Elsewhere, you state that you have raised $65,000 from SAFE offerings thus far. Please revise your disclosure here and on pages 50 and 53 to clearly disclose the amount of proceeds that have been raised from the SAFEs thus far and the number of shares currently issuable to the holder(s) of the SAFEs.

Please also update your disclosure to discuss whether you intend to continue with the offering of SAFEs following the qualification of your offering statement. If you currently intend to continue the SAFE offering after your offering statement is qualified, please explain to us why these two offerings would not be integrated.

Company Response:

We have modified the Offering Statement to disclose the amount of proceeds that have been raised from the SAFEs and the number of shares currently issuable to the holders of the SAFEs. The Company will terminate the offering of the SAFEs at the earlier of February 11, 2021 or the qualification of the Offering Statement. The Company will not sell SAFEs once the Offering Statement is qualified.

U.S. Securities and Exchange Commission

5.	Please revise the "Proceeds to Issuer" column in the table on your cover page to account for the 1% fee that is payable to Dalmore (referenced in the "Broker-Dealer discounts and commissions" column).

Company Response:

The Company has revised the “Proceeds to Issuer” column in the table of the cover page to account for the 1% commission payable to Dalmore.

PART II – Offering Circular, page 1

6.	Note (1) on page 1 indicates that you will also effect a 30-for-1 stock split in the event this offering is qualified by the SEC and that the share numbers in this draft reflect the post-split capitalization. Given this stock split will occur after your offering is qualified but prior to the consummation of this offering, we note that you have not appropriately revised your historical financial statements to give retroactive effect to the expected stock split. In this regard, please revise your disclosures to better clarify that not all shares numbers reflect the post-split capitalization. Specifically the historical amounts have not been revised.

Company Response:

The Company has revised its disclosures to clarify that the numbers in the financial statements and the notes to the financial statements have not been revised to reflect the post-split capitalization.

Summary

Overview, page 7.

7.	We note your disclosure here and on page 65 stating that your testing of psilocin and psilocybin is "theoretical." Please revise your disclosure to briefly explain what theoretical testing entails.

Company Response:

The Company has revised the disclosures on pages 7 and 65 to clarify that the Company has not done any testing of psilocin and psilocybin, and, for that reason, the formulations (and any related medicinal benefits) are only “theoretical.”

The Offering, page 10

8.	We note your statement that your proceeds net of offering expenses will be approximately $7,499,999.95 if you sell the maximum number of shares at $4.31 per share. Please clarify whether $7,499,999.95 refers to your net proceeds or your offering expenses.

U.S. Securities and Exchange Commission

Company Response:

The Company has clarified that the 4,999,999.76 refers to total estimated offering expenses.

Our Business, page 55

9.	Please revise your description of your non-psychoactive nutritional supplements to include disclosure regarding how you plan to obtain product supply and manufacture your initial products. Please also revise to discuss how you plan to deliver these products to consumers.

Company Response:

The Company has revised its description of the non-psychoactive nutritional supplements to include disclosures regarding how it intends to obtain product supply and manufacture its initial products. The Company has also revised the Offering Statement to include a plan to deliver these products to consumers.

Management

Executive Compensation, page 89

10.	Please provide the executive compensation information required by Item 11 of Form 1-A for the year ended December 31, 2020.

Company Response:

The Company has provided the executive compensation information for the year ended December 31, 2020.

Security Ownership of Management and Certain Securityholders, page 92

11.	Please revise your disclosure in this section to clarify, if true, that David Nikzad and Jason Hobson are the controlling stockholders of Orthogonal Thinker.

Company Response:

The Company has clarified that David Nikzad is the controlling stockholder of Orthogonal Thinker.

Plan of Distribution, page 94

12.	Your disclosure here states that the offering will end upon the earlier of (1) the sale of the maximum number of shares offered hereby, (2) one year from the date this Offering begins, or (3) a date that is determined by our board of directors. However, your disclosure on the cover page states that the offering will end upon the earlier of (1) the sale of the maximum number of shares offered hereby, (2) three years from the date this Offering begins or (3) a date determined by our board of directors. Please reconcile your disclosure.

U.S. Securities and Exchange Commission

Company Response:

The Company has revised the Offering Statement to make these provisions consistent.

Unaudited Financial Statements

Note 5, Subsequent Events, page F-8

13.	We note your response to prior comment 14 and the additional disclosures provided. Please also disclose the key terms of the subsequent event transactions. For example, in regards to the license agreement with Orthogonal Thinker, Inc., it is not clear what consideration will be given to Orthogonal Thinker, Inc. in exchange for the license.

Company Response:

The Company has revised the Unaudited Financial Statements to disclose the key terms of the subsequent event transactions. In particular, the Company has clarified that Orthogonal Thinker, Inc. will not receive any consideration for the license other than as a stockholder of the company.

Exhibits

14.	Please revise the legal opinion filed as Exhibit 12 to include the dates which are currently bracketed. Please also remove the limitation on reliance at the end of the opinion. Refer to Staff Legal Bulletin No. 19, Section 3.d.

Company Response

The legal opinion has been revised as requested by the Staff.

Thank you again for the opportunity to respond to your questions to the Offering Statement of Ei.Ventures, Inc. If you have additional questions or comments, please contact me at david@orthogonalthinker.com.

Sincerely,

/s/ David Nikzad
David Nikzad

Enclosures

Cc:	Nate Sumbot
Travis Marc Wilson